Mail Stop 4720
                                                          February 15, 2019

Via E-mail
Mr. Juan Carlos Alvarez de Soto
Chief Financial Officer
Santander Consumer USA Holdings Inc.
1601 Elm Street, Suite 800
Dallas, TX 75201

Re:    Santander Consumer USA Holdings Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2016
       Filed February 28, 2017
       File No. 001-36270

Dear Mr. Alvarez:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Stephanie L.
Sullivan

                                                          Stephanie L. Sullivan
                                                          Associate Chief
Accountant